DREYFUS BASIC U.S. MORTGAGE SECURITIES FUND

Statement of Investments
March 31, 2005 (Unaudited)

Bonds and Notes-	99.6%	Principal Amount ($)	Value ($)
U.S. Government Agencies/ **Mortgage-Backed-**	**85.2%**		
Government National Mortgage Association I:			
5%		52,878,000 a	52,150,928
5%, 1/15/2034		1,015,986	1,003,601
5.5%, 5/15/2033-3/15/2035		57,678,486	58,274,105
6%		21,341,000 a	21,921,048
6%, 2/15/2026-9/15/2034		20,774,730	21,369,227
6.5%, 10/15/2010-2/15/2032		637,299	666,547
7%, 1/15/2024-2/15/2024		175,359	186,320
7.5%, 12/15/2023		27,834	30,070
8%, 4/15/2008-12/15/2022		826,700	878,903
8.5%, 11/15/2019-3/15/2022		114,039	125,292
9%, 11/15/2019-11/15/2022		27,211	29,911
9.5%, 9/15/2019-10/15/2020		16,582	18,449
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029		5,055,000	5,193,198
Ser. 2005-29, Cl. A, 4.7%,12/15/2029		1,000,000	979,983
Ser. 2005-32, Cl. B, 5.5%,12/15/2029		1,000,000	990,000
			163,817,582
Government National Mortgage Association II:			
3.375%, 4/20/2030		788,410 b	799,534
3.5%, 7/20/2030-8/20/2030		406,387 b	410,458
5%, 9/20/2033		1,916,179	1,891,020
5.5%		14,975,000 a	15,091,992
6.5%, 6/20/2031-7/20/2031		1,413,163	1,473,661
7%, 12/20/2027-8/20/2031		2,375,869	2,505,804
9%, 1/20/2020-7/20/2025		62,563	68,843
9.5%, 9/20/2021-12/20/2021		28,812	32,034
			22,273,346
Federal Home Loan Mortgage Corp.:			
5%		3,500,000 a	3,501,085
Stripped Securities, Interest Only Class:			
Ser. 1987, Cl. PI, 7%, 9/15/2012		130,259 c	14,644
Ser. 2167, Cl. AM, 7%, 11/15/2015		70,178 c	583
			3,516,312
Federal National Mortgage Association:			
5%, 1/1/2018-5/1/2018		960,598	961,580
6%, 8/1/2034-9/1/2034		2,436,698	2,492,151
Ser. 2002-55, Cl. GD, 5.5%, 11/25/2015		369,706	371,609
			3,825,340
Total U.S. Government Agencies/ Mortgage-Backed			**193,432,580**

Asset-Backed Ctfs. - Commercial-	0.4%		
Long Beach Asset,			
Ser. 2004-6, Cl. N1, 4.5%, 2034		882,148 d	**884,860**
Asset-Backed Ctfs. - Home Equity-	2.1%		
Conseco Finance,			
Ser. 2001-D, Cl. A4, 5.53%, 2032		673,626	680,636
Equivantage Home Equity Loan Trust,			
Ser. 1996-2, Cl. A4, 8.05%, 2027		1,709,890	1,707,212
Saxon Asset Securities Trust,			
Ser. 2004-2, Cl. AF2, 4.15%, 2035		2,465,000	2,440,305
			4,828,153
Residential Mortgage Pass-Through Ctfs. -	6.3%		
Countrywide Alternative Loan Trust,			
Ser. 2004-7T1, Cl. A1, 5.75%, 2034		3,677,977	3,740,017
Countrywide Home Loans,			
Ser. 2002-19, Cl. B1, 5.95%, 2032		936,669	956,616
First Horizon Alternative Mortgage Securities,			
Ser. 2004-FA1, Cl. 1A1, 6.25%, 2034		4,389,705	4,504,014
GMAC Mortgage Corporation Loan Trust,			
Ser. 2004-J1, Cl. M3, 5.5%, 2034		1,115,456	1,054,325
GSR Mortgage Loan Trust,			
Ser. 2004-12, Cl. 2A2, 3.554%, 2034		3,716,205 b	3,647,349
Ocwen Residential MBS,			
Ser. 1998-R1, Cl. B1, 7%, 2040		344,253 d	355,635
			14,257,956
U.S. Government-	5.6%		
U.S. Treasury Inflation Protected Securities,			
3.375%,1/15/2007		10,862,129 e	11,401,750
U.S. Treasury Notes:			
1.625%, 4/30/2005		965,000	964,392
3.5%, 8/15/2009		225,000 f	219,593
			12,585,735
Total Bonds and Notes			
(cost $ 227,118,111)			**225,989,284**
Short-Term Investments-	41.0%		
U.S. Treasury Bills:			
1.99%, 4/7/2005		85,000,000	84,964,300
2.53%, 4/21/2005		8,000,000	7,988,480
2.49%, 6/16/2005		50,000 f	49,716
Total Short-Term Investments			
(cost $ 93,001,304)			**93,002,496**
Other Investments-	1.4%	Shares	Value ($)
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $ 3,266,000)		3,266,000	**3,266,000**

Total Investments
  (cost $ 323,385,415)   **142.0%**   **322,257,780**

Liabilities, Less Cash and Receivables   **-42.0%**   **(95,272,419)**

Net Assets   **100.0%**   **226,985,361**

a   *Purchased on a forward commitment basis.*
b   *Variable rate security-interest rate subject to periodic change.*
c   *Notional face amount shown.*
d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be*
    resold in transactions exempt from registration, normally to qualified institutional buyers. These securities
    have been determined to be liquid by the Board of Directors. At March 31, 2005, these securities amounted
    to $ 1,240,495 or .5% of net assets.
e   *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
f   *Held by a broker as collateral for open financial futures positions.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

DREYFUS BASIC U.S. MORTGAGE SECURITIES FUND

Statement of Financial Futures
March 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	2	214,188	June 2005	1,156
U.S. Treasury 30 Year Bonds	52	5,791,500	June 2005	(100,663)
Financial Futures Short				
U.S. Treasury 2 Year Notes	5	1,034,453	June 2005	4,453
U.S. Treasury 10 Year Notes	251	27,425,672	June 2005	329,438
				234,384